Exhibit 99.3

The following Internal Communication memorandum from Mariano Costamagna was sent to the U.S. employees of Fuel Systems Solutions, Inc. on September 1, 2015. The memo is regarding the announcement of the signing of the Agreement and Plan of Merger, dated September 1, 2015, between Fuel Systems Solutions, Inc. and Westport Innovations Inc. and Whitehorse Merger Sub Inc.

FSS INTERNAL COMMUNICATION

To Our Employees,

Earlier today we announced a significant piece of news in the history of our company – the merger of Westport Innovations and Fuel Systems Solutions.

The merger between Westport and Fuel Systems represents an accretive combination of two alternative fuel companies both rich in technology innovation and with proven track records of design, manufacturing and conversion in gaseous engine and vehicle components and systems and related fields. The merger combines 17 [7 Westport + 10 Fuel Systems] brands in the automotive and industrial space and will allow customers and stakeholders to benefit from the consolidation of technologies, product portfolios, OEM relationships, and global distribution networks. Following the closing of the merger, the combined companies will represent a business operating in more than 70 countries with over 100 years of experience, and an expected combined 2015 revenue outlook ranging from $380 to $405 million.

Our companies’ rationale for the merger is to create a premier alternative fuel system solutions and engine company with complementary product solutions, a fortified global footprint, and with efficient operations and a core focus in developing next generation technology through:

•	Increased scale and broader customer reach

•	Complementary product and customer sets and enhanced value for current and potential customers

•	A combined track record of innovation and

•	Increased financial strength and flexibility

Market Positioning. Traditionally, Westport has focused the majority of its technological development and commercialization efforts in the heavy-duty and high horsepower arena, while Fuel Systems has significant experience and focus in the light and medium-duty products for automotive and industrial applications. The complementary industry expertise provides a compelling rationale for the merger, as the combined company’s product development efforts will span passenger car to heavy-duty trucks to locomotives and marine applications to stationary power and mobile industrial machines.

Financial Benefits. We see potential for improved profitability even in current volatile market conditions, including untapped savings and merger synergies of approximately $30 million per year starting in 2016 and fully realized by calendar year 2018, excluding one-time costs. Included in the $30 million per year is $15 million in annualized benefits expected to be generated by Fuel Systems’ existing restructuring program in 2016 and beyond, Westport’s previously announced initiatives to reach adjusted EBITDA positive by mid-2016, and an additional $15 million in merger synergies through a combination of reductions in corporate management costs, manufacturing costs, and operating expenses. As the shift to alternative fuels accelerates, this merger will benefit customers, shareholders, employees, suppliers and industry partners through its increased global reach, a broad technology vision, and significantly improved operational efficiencies.

Process and what will happen next –

•	The transaction has already been approved by both boards of directors

•	Regulatory approvals will be sought

•	The approval of both Fuel Systems’ and Westport’s shareholders will be sought

•	Assuming all approvals are received and other customary closing conditions are met, the transaction is expected to close in the 4th quarter of this year

Management, Board Composition and Headquarters. After the closing of the merger, the combined company will be called Westport Fuel Systems, subject to Westport shareholder approval. It will be headquartered in Vancouver, Canada and trade on both the Toronto and NASDAQ stock exchanges. Fuel Systems will combine with Westport’s Operations unit to become a new business unit entirely owned by Westport Fuel Systems called Fuel Systems Automotive and Industrial Group. The Automotive division of this unit will be headquartered in Cherasco, Italy, and its Industrial division will be headquartered in Santa Ana, CA.

•	Westport’s CEO David Demers and the rest of the Westport executive team will lead the combined company

•	Three individuals selected by Fuel Systems will be nominated for addition to Westport’s Board of Directors, including myself. I will serve in a senior advisory position of the combined company’s new business unit with additional titles in the organization to be determined at a later date.

What this means for each of us. The resulting company offers an opportunity to combine our workforce’s culture, high skill levels and expertise to create an even stronger whole that can compete more effectively and efficiently to fulfill our customers’ needs through a strong commitment to serving our customers and our communities and to increase production volumes as the industry recovers from economic pressures and return to expansion and growth.

Top talent across the combined organization will be evaluated and retained based on the organization’s new structure. Change is never easy, and there will obviously be challenges once we enter the integration phase following the closing of the merger - however, there will be many opportunities to make the new company greater than the sum of its parts, and for our employees to advance their career and professional development.

•	The best way to be successful is to continue focusing on the job at hand and at meeting and exceeding customer expectations.

•	We will continue to communicate with you to bring you updates as this entire merger process moves along.

To answer questions you may have, you will find a Q&A section below.

As always, thank you for your continued hard work and dedication to the Company and its customers.

Mariano

Mariano Costamagna, Fuel Systems’ CEO

Employee Questions and Answers

Why are the two companies merging?

The two companies are merging to create a premier alternative fuel systems solutions and engine company, with expanded product solutions, a fortified global footprint with efficient, state-of-the-art operations and a core focus in developing next generation technology through:

•	Increased scale and opportunity to better serve customers

•	Complementary research and development efforts

•	Complementary product mix and customer sets

•	A combined track record of innovation and highly skilled employee base

•	High-value IP portfolio

•	A strong revenue base that creates a platform for growth

•	Significant merger synergy opportunities

•	Increased financial strength and flexibility

We believe there is significant potential for improved profitability even in current volatile market conditions, including untapped savings and merger synergies in excess of $30 million per year starting in 2016 and fully realized by calendar year 2018, excluding one-time costs. Included in the approximately $30 million per year is $15 million in benefits expected to be generated by Fuel Systems’ existing restructuring program in 2016 and beyond and Westport’s initiatives to reach adjusted EBITDA positive by mid 2016 through a combination of reductions in corporate management costs, manufacturing costs, and operating expenses.

What if I get questions from the public? Media? Where can I direct people for answers?

Please direct all enquiries to:

•	Pietro Bersani, Fuel Systems’ CFO

•	Michael Helfand, Fuel Systems’ Senior Vice President Finance and Chief Accounting Officer

•	Peter Chase, Fuel Systems’ General Manager, Industrial Operations

•	Massimiliano Fissore, Fuel Systems’ General Manager, Automotive Operations

Will my job change in the new organization?

It is important for each of us to continue to perform on a business-as-usual basis until the transaction closes. There will be a planned integration of the two companies to determine the best structure and strategy to meet our business objectives. That process will be a collaborative one that will take into account many inputs from across both business’s, as a result of this integration it will be determined what individual roles will look like in each part of the business. We don’t have definitive answers yet on this but they will be forthcoming.

What is the process for integration and what’s happening next?

Here is what you can expect until closing:

•	The transaction has already been unanimously approved by both boards of directors

•	Regulatory approvals will be sought and finalized

•	Both Fuel Systems Solutions’ shareholders and Westport’s shareholders will vote to approve the merger

•	Assuming all approvals are received, the transaction is expected to close in the 4th quarter of this year

•	Until closing, it is business-as-usual for both Westport and Fuel Systems while the mechanics of the transaction are resolved.

The resulting company offers an opportunity to combine our workforce’s culture, high skill levels and expertise to create an even stronger whole that can compete more effectively and efficiently to fulfill our customers’ needs through a strong commitment to serving our customers and our communities and to increase production volumes as the industry recovers from economic pressures and return to expansion and growth. Change is never easy, and there will obviously be challenges once we enter the integration phase following the closing of the merger - however, there will be many opportunities to make the new company greater than the sum of its parts, and for our employees to advance their career and professional development.

The best way to be successful is to continue focusing on the job at hand and at meeting and exceeding customer expectations.

We will continue to communicate with you to bring you updates as this entire merger process moves along.

Will there be redundancies as a result of the new organization? What will they be?

Any activities will be driven with respect to the current labor legislation and business needs.

Will I be required to work at or travel to a different location?

Upon the merger’s close, a transition team will begin to implement an integration plan, and communicate this plan internally. In the meantime, it is important to remain focused on the business at hand.

Will my compensation and benefits change?

There aren’t any plans to change compensation and benefit level. Through the integration process we will continue to ensure that our employees are compensated competitively within the marketplace.

How will the new company retain key people, institutional memory, and relationship managers with customers and those with technical/ product knowledge?

One of the strategic benefits of the merger is the combination of two highly skilled employee bases. Human resources teams for both companies are working together to assess and secure key and highly skilled employees.

How are we proactively communicating with our customers?

As noted, this merger is subject to regulatory and shareholder approvals and the transaction is expected to close in the fourth quarter of 2015. Westport and Fuel Systems will operate as separate companies until that time. The transition team will assign customer communication responsibilities to appropriate executives within Westport and Fuel Systems.

What is the state of alternative fuel market? What will be the new company’s position in this space?

After the closing, the new company will be a premier alternative fuel vehicle and engine company combining 17 brands in the automotive and industrial space. Traditionally, Westport has focused the majority of its technological development and commercialization efforts in the heavy-duty and high horsepower arena, while Fuel Systems has significant experience and focus in the light- and medium-duty products for automotive and industrial applications. The complementary industry expertise provides a compelling rationale for the merger, as the combined company’s product development efforts will span passenger car to heavy-duty trucks to locomotives and marine applications to stationary power.

Cautionary Note Regarding Forward Looking Statements

This communication contains forward-looking statements, including statements regarding the anticipated timing for and ultimate completion of the merger, result, timing and financial metrics associated with Westport’s and Fuel Systems’ combined operating business units and consolidated business, revenue and cash usage expectations, the effect of the proposed reorganization and restructuring of our business, continued research and development investment, future of our development programs, timing for launch, delivery and completion of milestones related to the products referenced herein, Westport’s and Fuel Systems’ expected actions and results relating to the key components of its strategy in 2015 and to the integration of Westport’s and Fuel Systems’ businesses, future sales of assets and the benefits therefrom, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport’s and Fuel Systems’ products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as the combined company’s management’s response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements and ability to complete the proposed merger to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies, regulation and approvals, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in Westport’s Annual Report on Form 40-F for the year ended December 31, 2014, as amended and Fuel System’s Annual Report on Form 10-K for the year ended December 31, 2014, and other filings made by the companies with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Each of Westport and Fuel Systems disclaims any obligation to publicly update or revise such statements to reflect any change in their expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information and Where to Find It

Westport will file with the SEC a registration statement on Form F-4, which will include the proxy statement of Fuel Systems that also constitutes a prospectus (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WESTPORT, FUEL SYSTEMS, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Westport Investor Relations at 1-604-718-2046 or invest@westport.com (for documents filed with the SEC by Westport) or Fuel Systems Investor Relations advisors, LHA, at 1-415-433-3777 or fuel@lhai.com (for documents filed with the SEC by Fuel Systems).

Participants in the Solicitation

Westport, Fuel Systems and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Fuel Systems in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Fuel Systems in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Westport’s directors and executive officers is contained in Westport’s Annual Report on Form 40-F for the year ended December 31, 2014, as amended, and its Management Information Circular, dated March 11, 2015, which is filed with, in the case of the Annual Report on Form 40-F, and furnished to, in the case of the Management Information Circular, the SEC and can be obtained free of charge from the sources indicated above. Information regarding Fuel System’s directors and executive officers is contained in Fuel System’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated April 14, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Non-GAAP Financial Measures

This communication may contain certain non-GAAP financial measures, which management believes are useful to investors and others in evaluating business combinations. Further detail and reconciliations between the non-GAAP financial measures and the GAAP financial measures are available in the most recent press releases of Westport and Fuel Systems concerning quarterly financial results, furnished to the SEC on Form 6-K.